





**Reliance**
**Industries Limited**

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

April 14, 2005

**File No.82-3300**

**Securities Exchange Commission**
**Division of Corporation Finance**
**Office of International Corporate Finance**
**450, Fifth Street, N.Y.**
**Washington D.C. 20549**
**USA**



Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 35 | April 14, 2005 | Disclosure of Shareholding Pattern |
| 2 | Clause 49 | April 14, 2005 | Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines |

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

**VINOD AMBANI**
**PRESIDENT & COMPANY SECRETARY**

Encl : a/a

dlw 4/20

**Reliance**
**Industries Limited**

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

April 14, 2005

MS. CHITRA SEKHAR (DCS-CRD)
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sir/Madam,

Sub : **Distribution of shareholding as on quarter ended 31st March, 2005.**

We send herewith distribution of shareholding of the Company as on quarter ended 31st March, 2005, in terms of Clause 35 of the Listing Agreement.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**



**VINOD AMBANI**
**PRESIDENT & COMPANY SECRETARY**

Encl : a/a

# RELIANCE INDUSTRIES LIMITED

## DISTRIBUTION OF SHAREHOLDING (EQUITY SHARES)

| | CATEGORY | AS ON 31.03.2005 | |
|---|---|---|---|
| | | NO. OF SHARES HELD | PERCENTAGE OF SHAREHOLDING |
| A | **PROMOTERS HOLDING** | | |
| 1 | **Promoters** | | |
| | Indian Promoters (see Note-1) | 17 63 15 078 | 12.65 |
| | Foreign Promoters | | |
| 2 | **Persons acting in concert** | 47 53 25 406 | 34.11 |
| | **Sub-Total** | **65 16 40 484** | **46.76** |
| B | **NON-PROMOTERS HOLDING** | | |
| 3 | **Institutional Investors** | | |
| a | Mutual Funds and UTI | 2 37 00 447 | 1.70 |
| b | Banks, Financial Institutions, Insurance | | |
| | Companies (Central/State Gov. Institutions/ | 8 94 29 599 | 6.42 |
| | Non-Government Institutions) | | |
| c | FIIs | 30 03 15 963 | 21.55 |
| | **Sub-Total** | **41 34 46 009** | **29.67** |
| 4 | **Others** | | |
| a | Private Corporate Bodies | 2 19 45 563 | 1.57 |
| b | Indian Public | 17 57 14 561 | 12.61 |
| c | NRIs/OCBs | 1 16 02 805 | 0.83 |
| d | Any other (please specify) | | |
| | (i)The Bank of New York as Depository (for GDRs) | 11 91 58 619 | 8.55 |
| | **Sub-Total** | **32 84 21 548** | **23.57** |
| | **GRAND TOTAL** (see Note-2) | **139 35 08 041** | **100.00** |

**Note:** 1. Excludes 3,54,829 shares held by non-promoter directors and their relatives but included under "Others" category.

2. Excludes 28,69,495 Shares bought back and extinguished under Buy-back of Shares by the Company during the Quarter ended 31.3.05

# RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

| | | AS ON 31.03.2005 | |
|---|---|---|---|
| | CATEGORY | NO. OF SHARES HELD | PERCENTAGE OF SHAREHOLDING |
| A | **PROMOTERS HOLDING** | | |
| 1 | **Promoters** | | |
| | Petroleum Trust -(through Trustees for sole beneficiary - M/s Reliance Industrial Investments & Holdings Ltd.) | 10 46 60 154 | 7.51 |
| 2 | **Persons acting in concert** | | |
| a | Sanchayita Mercantile Private Limited | 3 42 59 091 | 2.46 |
| b | Reliance Enterprises Limited | 3 15 20 000 | 2.26 |
| c | Florentine Trading Private Limited | 2 61 15 686 | 1.87 |
| d | Velocity Trading Private Limited | 2 46 06 830 | 1.77 |
| e | Madhuban Merchandise Private Limited | 2 43 50 000 | 1.75 |
| f | Ornate Traders Private Limited | 1 95 67 290 | 1.40 |
| g | Reliance Polyolefins Private Limited | 1 90 90 909 | 1.37 |
| h | Tresta Trading Private Limited | 1 65 47 904 | 1.19 |
| I | Amur Trading Private Limited | 1 65 10 300 | 1.18 |
| j | Reliance Capital Limited | 1 64 73 678 | 1.18 |
| k | Yangste Trading Private Limited | 1 62 30 869 | 1.16 |
| l | Reliance Aromatics and Petrochemicals Private Limited | 1 60 29 090 | 1.15 |
| m | Reliance Energy and Project Development Private Limited | 1 60 29 090 | 1.15 |
| n | Reliance Chemicals Private Limited | 1 45 68 372 | 1.05 |
| B | **NON-PROMOTERS HOLDING** | | |
| 3 | **Institutional Investors** | | |
| a | **Banks, Financial Institutions, Insurance** | | |
| | **Companies (Central/State Gov. Institutions/** | | |
| | **Non-Government Institutions)** | | |
| | Life Insurance Corporation of India | 6 28 49 982 | 4.51 |
| b | **FIIs** | | |
| | Citigroup Global Markets Mauritius Private Limited | 1 44 86 221 | 1.04 |
| 4 | **Others** | | |
| a | Any other (please specify) | | |
| | The Bank of New York as Depository (for GDRs) | 11 91 58 619 | 8.55 |

NOTE :- 2 FOREIGN SHAREHOLDING

| SR. NO. | CATEGORY | AS ON 31.03.2005 | |
|---|---|---|---|
| | | NO. OF SHARES HELD | PERCENTAGE OF SHAREHOLDING |
| 1 | FIIs | 30 03 15 963 | 21.55 |
| 2 | NRIs/OCBs | 1 16 02 805 | 0.83 |
| 3 | GDRs | 11 91 58 619 | 8.55 |

NOTE :- 3 The Company is posting the above information on its website.

**Reliance**
**Industries Limited**

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

April 14, 2005

MS. NEHA GADA (DCS-CRD)
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sir/Madam,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching current status on Corporate Governance for the quarter ended 31st March, 2005..

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**



**VINOD AMBANI**
**PRESIDENT & COMPANY SECRETARY**

Encl : a/a

**Reliance**
**Industries Limited**

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

## QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE FOR THE QUARTER ENDED ON 31ST MARCH, 2005

| PARTICULARS | CLAUSE OF LISTING AGREEMENT | COMPLIANCE | REMARKS |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Board of Directors | 49 I | YES | - |
| Audit Committee | 49 II | YES | The Committee has been duly constituted by the Board. The Committee carries out its functions, on an ongoing basis, based on the terms of reference specified by the Board. |
| Shareholders/ Investors Grievance Committee | 49 VI (C ) | YES | The Committee has been duly constituted by the Board. The Committee meets periodically, to look into Shareholders'/ Investors' grievances. |
| Remuneration of Directors | 49 III | YES | The Remuneration Committee has been duly constituted by the Board. The Committee determines and approves the remuneration payable to the Whole-time Director(s) and Managing Director(s) of the Company. |
| Board Procedures | 49 IV | YES | - |
| Management | 49 V | YES | Management Discussion and Analysis Report for the year ended 31st March, 2004 is already furnished in the last year's Annual Report of the Company. Same shall be furnished for the year ended 31st March, 2005 in the next Annual Report. |
| Shareholders | 49 VI | YES | - |
| Report on Corporate Governance | 49 VII | YES | Report on Corporate Governance for the year ended 31st March, 2004 is already furnished in the last year's Annual Report of the Company. Same shall be furnished for the year ended 31st March, 2005 in the next Annual Report. |